November 30, 2007

Mail Stop 6010

*By U.S. Mail and facsimile transmission*

Genentech, Inc.
1 DNA Way
San Francisco, California 94080-4990
Attn: Sean A. Johnston, SVP and General Counsel

      **Re:    Genentech, Inc.**
               **Definitive 14A**
               **Filed March 16, 2007**
               **File No. 1-09813**

Dear Mr. Johnston:

We have reviewed your response letter dated October 5, 2007 and have the following comments. Please respond to our comments by December 14, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note our prior Comment 2 and your response regarding performance targets that you use to calculate bonuses. You state that these performance targets relate to earnings per share, operating revenue growth, operating margin, expenses and budgeting, sales, manufacturing and supply, research, product development and leadership. You also discuss generally the competitive harm you believe you will suffer if these target amounts are disclosed. We note that the analysis necessary to determine potential competitive harm from disclosing these targets appears different in the case of each of the particular targets. In the case of each performance target, please expand your analysis to discuss the particular performance target, and explain why disclosure of that performance target would cause competitive harm.

2. We note our prior Comment 3 and your response. You state that you have a number of specific corporate goals that relate to various areas of the company's business and that are approved by the Board of Directors prior to the start of the

performance year.  To the extent that these performance targets differ from those discussed in our prior comment, please provide a similar analysis regarding competitive harm for each performance target that you do not disclose.

Please contact me at (202) 551-3612 with any questions.


Sincerely,


Michael Reedich
Special Counsel